October 16, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Photozou Holdings, Inc.

Form S-1/A

Filed September 17, 2018

File No. 333-226627

To the men and women of the SEC:

On behalf of Photozou Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 27, 2018 addressed to Mr. Koichi Ishizuka , the Company’s President, with respect to the Company’s filing of its S-1/A on September 17, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

 Note: We have included with this amendment on Form S-1 our current financial statements including those for the most recent interim period. We have also updated any corresponding disclosures such as, “Risk Factors,” “Summary of Financial Information,” “Management’s Discussion and Analysis,”  the sub section titled, “Inventory,” the sub section titled, “Concentrations,” “Dilution,” and “Certain Relationships and Related Transactions.” Amended pages regarding the aforementioned include page 6, page 12, page 15, page 17, page 18, page 26 and pages F11-F15.

SEC Comment(s) /Analysis

Registration Statement of Form S-1/A, filed on September 17, 2018

Management's Discussion and Analysis, page 15

1. We note your response to our prior comment six. Please expand the discussion of your results of operations to describe, quantify and evaluate the components of your revenues, cost of revenues and other expenses. For example, under "Revenues," revise to further explain the "influx of operations" that resulted in the increase in revenues over the periods you are comparing. In this regard, indicate the number of used cameras sold over each period and the extent to which the increase in revenues was attributable to changes in the number of cameras sold versus the average revenue generated by camera sales. Disclose the percentage revenue increase attributed to used camera sales and the percentage increase attributed to advertising services. In addition, discuss and quantify the components of your cost of revenues for used camera sales and advertising services as well as your other expenses.

Company Response:

We have revised page 15 to expand our discussion of our results and operations.

Certain Relationships and Related Transactions, page 26

2. We note your response to our prior comment 12. Please advise us why you did not include Mr. DeNunzio as a promoter under the five year look-back under Item 404(d) or Regulation S-K. We note that he transferred his shares of common stock to Photozou Co.Ltd. on January 13, 2017.

Company Response:

Pursuant to Item 404(d) of Regulation S-K, we have updated the registration statement on page 26 to state that Mr. Thomas DeNunzio was formerly a promoter of the Registrant from September 29, 2014, Registrant's date of incorporation through January 23, 2017, the effective date of Mr. DeNunzio's written resignation as CEO, CFO, President, Secretary and Treasurer. Further, we have added that Mr. DeNunzio received $100,000 from the sale of 8,000,000 control shares owned by Mr. DeNunzio of the Registrant's common stock on January 13, 2017.

In summary, on January 13, 2017, there was a change in control whereas Mr. DeNunzio resigned as sole director, CEO, CFO, President, Secretary and Treasurer and Mr. Koichi Ishizuka was appointed sole officer and replaced the corporate seats held by Mr. DeNunzio. As a result of the resignation by Mr. DeNunzio and the change in control, Mr. DeNunzio terminated his duties to the Registrant and ceased to actively participate thereafter in corporate governance, management, and operation of corporate affairs since he was no longer a director nor shareholder of the Registrant.

The definition of "promoter" for purposes of the Securities Act of 1933, as amended, is set forth under Rule 405. According to our review of case law, to be found a promoter, one must either be active in the issuer's business or actively engaged in the formation of the issuer. See Ingenito v. Bermec Corp., 441 F. Supp., 525, 537 (S.D.N.Y. 1977) and Oklahoma-Texas Trust v. Securities and Exchange Commission, 100 F.2d 888, 894 (C.C.A. 10th, 1939). To be actively engaged in the formation of an issuer one must be involved in the transactions by which the issuer acquires the assets essential to the conduct of its business or in the mechanics of the underwriting and registration process. See Ingenito, 441 F. Supp. at 537.

Mr. DeNunzio is no longer actively engaged in the formation or organization of the Registrant as a blank check company as of January 23, 2017. Mr. DeNunzio has never made any referrals, decisions or provided financing regarding any business combination or acquisition on behalf of the Registrant. Mr. DeNunzio was involved in the mechanics of the underwriting and registration process of the initial Rule 419 S-1 registration statement filed with the Commission on January 26, 2015 that was deemed effective on August 19, 2016. However, the foregoing registration statement as amended was withdrawn on May 11, 2018. A new S-1 registration statement was filed by the Registrant on August 7, 2018. Mr. DeNunzio played no role in the mechanics of the underwriting and registration on behalf of the Registrant relating to its most recent S-1 registration statement filed with the Commission.

Pursuant to Item 404(d) and as of the date of this filing, Mr. DeNunzio is not owed directly or indirectly anything of value (including money, property, contracts, options or rights of any kind) received or to be received from the Registrant. Mr. DeNunzio has not received or to be received any assets, services or any other consideration from the Registrant and Registrant has not acquired or to be acquired any asset from Mr. DeNunzio. Accordingly, Mr. DeNunzio ceased to be a promoter of the Registrant on January 23, 2017.

In summary, based on the above, we have added the following to page 26: “Mr. Thomas DeNunzio was formerly a promoter of the Registrant from September 29, 2014, Registrant's date of incorporation through January 23, 2017, the effective date of Mr. DeNunzio's written resignation as CEO, CFO, President, Secretary and Treasurer. Mr. DeNunzio received $100,000 from the sale of 8,000,000 control shares owned by Mr. DeNunzio of the Registrant's common stock on January 13, 2017.”

Please note that on page 26 we have also added the word, “current” to the following sentence: Koichi Ishizuka, the company’s sole shareholder, officer and director is the only current promoter of the company.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 16, 2018

/s/ Koichi Ishizuka

Koichi Ishizuka

President